                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                              (Amendment No. __)

                             DIPLOMAT CORPORATION
                               (Name of Issuer)


                        Common Stock, $.0001 Par Value
                        (Title of Class of Securities)



                                254551-10-4


      Jonathan Rosenberg, President, 25 Kay Fries Dr., Stony Point, NY  10980
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                               October 16, 1996
            (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: / /

Check the following box if a fee is being paid with the statement:  / /

CUSIP No.                        SCHEDULE 13D

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Jay M. Kaplowitz, Wesley C. Fredericks, Jr., Arthur S. Marcus

2.   Check the Appropriate Box if a Member of a Group         (a) /X/
                                                              (b) / /
3.   SEC Use Only

4.   Source of Funds

     00

5.   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                               / /

6.   Citizenship or Place of Organization

     All U.S. Citizens

                         7.   Sole Voting Power

                              500,000
Number of Shares
                         8.   Shared Voting Power
 Beneficially

 Owned by Each
                         9.   Sole Dispositive Power
Reporting Person
                              500,000
     With
                         10.  Shared Dispositive Power



11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     500,000

12.  Check Box if the Aggregate Amount in Row 11
     Excludes Certain Shares                                      / /

13.  Percent of Class Represented by Amount in Row 11

     9.3%

14.  Type of Reporting Person

     IN

Item 1.           Security and Issuer

                  This statement on Schedule 13D (the "Statement") relates to the common stock, par value $.0001 per share (the "Common Stock") of Diplomat Corporation, a Delaware corporation (the "Company"), with its principal executive offices at 25 Kay Fries Drive, Stony Point, NY 10980.


Item 2.           Identity and Background

                  (a)-(f) This Statement is being filed by Jay M. Kaplowitz, Wesley C. Fredericks, Jr., and Arthur S. Marcus (the "Group").

                  The members of the Group are all partners of the law firm, Gersten, Savage, Kaplowitz & Curtin, LLP, 575 Lexington Avenue, New York, New York 10022.

                  The principal business address for the Group is c/o Gersten, Savage, Kaplowitz & Curtin, LLP, 575 Lexington Avenue, 27th Floor, New York, New York 10022.

                  During the last five years none of the members of the Group have: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and therefore none of such members of the Group were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

                  All members of the Group are United States citizens.

Item 3.           Source and Amount of Funds or Other Consideration

                  No funds have been expended by the Group with respect to the acquisition of 350,000 shares of Common Stock, or 150,000 options to purchase shares of Common Stock of the Company (the "Options"). The Common Stock and the Options were issued to the Group, October 16, 1996 and September 9, 1996, respectively, in consideration for legal services rendered by the Group. The Options were issued to each member of the Group pursuant to the provisions contained in the three separate option agreements, attached as Exhibits, dated as of September 9, 1996, between the Company and each member of the Group individually (the "Option Agreements").

Item 4.           Purpose of Transaction

                  See Item 3 above.

Item 5.           Interest in Securities of the Issuer


                  a) The Group beneficially owns, in the aggregate 500,000 shares of Common Stock or 9.3% of the outstanding shares of Common Stock as of November 18, 1996, including 150,000 shares of Common Stock which may become outstanding upon the exercise of currently exercisable options at an exercise price of $2.00 per share. Such options are exercisable through September 9, 2001. The aggregate amount of 150,000 Options became fully vested on September 9, 1996 pursuant to the terms of the Option Agreement.

                  Of the 500,000 shares of Common Stock, including 150,000 Options, 157,500 shares of Common Stock and 67,500 Options, which represents 4.2% of the outstanding shares of Common Stock, are beneficially owned by Jay
M. Kaplowitz, 157,500 shares of Common Stock and 67,500 Options, which represents 4.2% of the outstanding shares of Common Stock, are beneficially owned by Wesley C. Fredericks, Jr., and 35,000 shares of Common Stock and 15,000 Options, which represents 0.9% of the outstanding shares of Common Stock, are beneficially owned by Arthur S. Marcus.

                  b) i) Of the 225,000 shares of Common Stock beneficially owned by Mr. Kaplowitz, Mr. Kaplowitz possesses the sole power to vote or direct the vote of all of the shares and the sole power to dispose of or direct the disposition of all shares.

                  ii) Of the 225,000 shares of Common Stock beneficially owned by Mr. Fredericks, Mr. Fredericks possesses the sole power to vote or direct the vote of all of the shares and the sole power to dispose of or direct the disposition of all shares.

                  iii) Of the 50,000 shares of Common Stock beneficially owned by Mr. Marcus, Mr. Marcus possesses the sole power to vote or direct the vote of all of the shares and the sole power to dispose of or direct the disposition of all shares.

                  c) i) On October 16, 1996 the Company issued 157,500 shares of Common Stock, and on September 9, 1996 granted 67,500 stock options to Jay
M. Kaplowitz.

                  ii) On October 16, 1996 the Company issued 157,500 shares of Common Stock, and on September 9, 1996 granted 67,500 stock options to Wesley
C. Fredericks, Jr.

                  iii) On October 16, 1996 the Company issued 35,000 shares of Common Stock, and on September 9, 1996 granted 15,000 stock options to Arthur S. Marcus.

                  d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Common Stock or the Options described above.

                  e)        Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  Other than the information set forth in response to Item 3,
Item 5 and the attached Exhibits, which are incorporated herein by reference, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the members of the Group and any other person with respect to any securities of the Company.

Item 7.           Material to be Filed as Exhibits.

Exhibit 1: Option Agreement, dated as of September 9, 1996 between Diplomat Corporation and Jay M. Kaplowitz.

Exhibit 2: Option Agreement, dated as of September 9, 1996 between Diplomat Corporation and Wesley C. Fredericks, Jr.

Exhibit 3: Option Agreement, dated as of September 9, 1996 between Diplomat Corporation and Arthur S. Marcus.

Exhibit 4:        Agreement to file Joint Schedule 13D.

                                   SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 21, 1996
      -----------------
                                                   /s/ Jay M. Kaplowitz
                                                   -----------------------------
                                                   Jay M. Kaplowitz



                                                   /s/ Wesley C. Fredericks, Jr.
                                                   -----------------------------
                                                   Wesley C. Fredericks, Jr.



                                                   /s/ Arthur S. Marcus
                                                   -----------------------------
                                                   Arthur S. Marcus

                                 EXHIBIT INDEX

Exhibit 1:        Option Agreement dated September 9, 1996 between Jay M.
                  Kaplowitz and Diplomat Corporation.

Exhibit 2:        Option Agreement dated September 9, 1996 between Wesley C.
                  Fredericks and Diplomat Corporation.

Exhibit 3:        Option Agreement dated September 9, 1996 between Arthur S.
                  Marcus and Diplomat Corporation.

Exhibit 4:        Agreement to file Joint Schedule 13D.